Room 4561

July 21, 2006

Mr. Joseph W. McGrath
President and Chief Executive Officer
Unisys Corporation
Unisys Way
Blue Bell, PA 19424

> **Re:** **Unisys Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **File No. 001-08729**

Dear Mr. McGrath:

We have reviewed your response letter dated April 6, 2006 in connection with the above referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year Ended December 31, 2005

Exhibit 13, Portions of Annual Report for Year Ended December 31, 2005

Notes to consolidated Financial Statements

1. Summary of Significant Accounting Policies

Revenue Recognition, page 33

1. We note your response to prior comment 2 where you indicate that the Company's principle PCS offering is select operating system software updates and in 2005, the costs associated with providing such software updates was immaterial to the financial statements. In order to satisfy criteria (c) under paragraph 59 of SOP 97-2 the estimated cost of providing PCS, which would include service costs as well as software updates, must be insignificant. Please address the materiality of all costs associated with PCS including the costs of providing support services in 2005 for each product where revenue related to PCS is recognized with the initial license. Further describe how these actual costs relate to your estimated PCS costs at inception of your arrangements.

3. Significant Item, page 36

2. Your response to prior comment 1 indicates that, prior to the third quarter of 2005, you had forecasted pretax earnings for the full year of 2005. Explain to us the specific factors that led you to revise your projections during the third quarter of 2005. Also, provide us with copies or reasonably detailed summaries of your projected results for 2005 as of March 31, June 30 and September 30, 2005.

3. We note from disclosure in your MD&A overview in your Form 10-Q for the period ended June 30, 2005, that several negative trends were expected to continue to impact 2005 results including; development of new software and transitioning to new processes, declining sales of large enterprise servers and higher pension expense. Given these trends and the apparent uncertainty regarding the realizability of your deferred tax assets, tell us why you believe disclosure regarding your deferred tax assets, and the possible impact of any change in your assessment of the recoverability of those assets, in your June 30, 2005 Form 10-Q was adequate. Refer to Section III.B.3 of SEC Release 33-8350.

* * * * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact David Edgar, Staff Accountant, at (202)-551-3459, Marc Thomas, Senior Staff Accountant, at (202) 551-3452 or the undersigned at (202) 551-3489 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,

Brad Skinner
Accounting Branch Chief